

August 14, 2013

Via E-mail
Kenneth L. Waggoner
Executive Vice President, General Counsel and Secretary
VelaTel Global Communications, Inc.
5950 La Place Court, Suite 160
Carlsbad, CA 92008

> **Re:  VelaTel Global Communications, Inc.**
> **Definitive Information Statement on Schedule 14C**
> **Filed August 12, 2013**
> **File No. 000-52095**

Dear Mr. Waggoner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Future Amendments of Articles by Board Resolution, page 6

1. Please revise your disclosure discussing your plan to eliminate the need to file Information Statements in light of our comment process. It appears you have eliminated this aspect of your planned future actions through amendment to your Articles of Incorporation. Please remove accordingly.

2. Please revise your disclosure under your "Future Amendments of Articles by Board Resolution" to clearly state what matters will be approved by resolution of the Board without necessity of shareholder action.

Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director